Exhibit 99.1

H World Group Limited Announces Voting Results of 2024 Annual General Meeting

SHANGHAI, June 27, 2024 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that the 2024 annual general meeting of the Company (the “AGM”) was held on June 27, 2024. During the AGM, the following proposed resolutions were duly passed:

1.	the ordinary resolution as set out in the notice of the AGM dated May 8, 2024 (the “Notice of AGM”) regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2024 and the authorization for the directors of the Company to determine the remuneration of the auditor;

2.	the ordinary resolution as set out in the Notice of AGM regarding the amendment and restatement of the Company’s 2023 share incentive plan; and

3.	the ordinary resolution as set out in the Notice of AGM regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2024, H World operated 9,817 hotels with 955,657 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2024, H World operates 11 percent of its hotel rooms under the lease and ownership model, and 89 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com